

June 5, 2014

Via E-mail
Jon W. Howie
Chief Financial Officer
Chuy's Holdings, Inc.
1623 Toomey Road
Austin, Texas 78704

      Re: Chuy's Holdings, Inc.
              Form 10-K for the Year Ended December 29, 2013
              Filed March 11, 2014
              Form 10-Q for the Quarter Ended March 30, 2014
              Filed May 9, 2014
              File No. 001-35603

Dear Mr. Howie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 29, 2013

Selected Financial Data, page 30

1. It appears from your disclosures in the statement of stockholders equity on page F-5, that you paid dividends to shareholders in the year ended December 31, 2011. Please note that the table of selected financial data should disclose dividends per share for any year in which they were paid. See Item 301 of Regulation S-K. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 33

2. We note that your discussion of the changes in several of the income statement expense line items disclose several reasons for the change in expense between periods, which sometimes includes offsetting costs. In addition to discussing the reasons for the change in income statement line items, please revise to quantify the amount of the effect on that expense line item. For example, you state that labor costs as a percentage of revenue increased in 2013 primarily as a result of decreased leverage from one less week in 2013, increases in management costs as a percentage of sales caused by lower volumes at your non-comparable restaurants as well as increased hourly labor due to longer learning curves at these same non-comparable restaurants, partially offset by improved labor efficiencies in your comparable restaurants, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Please revise your discussion in MD&A accordingly.

Liquidity, page 37

Cash Flows for the Years Ended December 29, 2013, December 30, 2012 and December 25, 2011

3. We note that your disclosure includes a table summarizing the statements of cash flows for the years ended December 29, 2013, December 30, 2012 and December 25, 2011, however you only discuss the reasons for the differences in cash flows for 2013 as compared to 2012. Please expand your liquidity discussion to discuss the changes in cash flows for the entire three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Notes to the Financial Statements

Note 2. Net Income per Share, page F-11

4. We note from your disclosure in Note 2 that the denominator in the net income per share calculation includes the dilutive effect of preferred stock conversion and stock options. Please revise to disclose the nature and amount of securities, if any, that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. See guidance in ASC 260-10-50-1.

Note 5. Long-Term Debt, page F-13

5. We note from your disclosure in the risk factor on page 20 that the Revolving Credit Facility also places certain restrictions on the payment of dividends and distributions. Please revise the notes to the financial statements to disclose the nature of all restrictions which limit the payment of dividends. See Rule 4-08(e) of Regulation S-X.

Form 10-Q for the Quarter Ended March 30, 2014

6. We note your disclosure on page 13 of MD&A that the increase in depreciation expense for the quarter ended March 31, 2014, was partially offset by a change in the estimated economic life of your signage and certain equipment items in order to better reflect the estimated period such assets will remain in service. Please explain to us the nature of the change in useful life and tell us why you believe it was appropriate to make the change in the first quarter of 2014 rather than during 2013. Also, please revise to disclose the effect on net income and any related per-share amounts for the current period, if material. See guidance in ASC 250-10-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief